

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Ryan Garland
Manager
Paradyme Equities, LLC
29465 Ridgeline Court
Temecula, CA 92590

> **Re: Paradyme Equities, LLC**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed May 20, 2020**
> **File No. 024-11042**

Dear Mr. Garland:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Management's Discussion and Analysis..., page 36

1. We note the statement on page 36 that you plan to buy and develop "multifamily, retail properties, self-storage facilities, office buildings, warehouse and industrial properties and mixed-use and hotel properties." Given the impact COVID-19 has had on such assets and the general economy, where you discuss your business plan and known material trends, events and uncertainties, please address the current impact of COVID-19 and clarify the extent to which you may be impacted by the COVID-19 pandemic. Include, as applicable, risk factor disclosure. Refer to CF Disclosure Guidance: Topic No. 9.

Milestones, page 50

2. Please revise to update this disclosure as appropriate.

Security Ownership of Certain Beneficial Owners and Management, page 63

3. Please revise to identify the owners of your securities. You appear to refer to Paradyme Equities LLC as the owner and also the manager. Also, identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by each 5% owner who is not a natural person.

Manager, Executive Officers, Promoters and Control Persons
Ryan Garland, page 64

4. Please remove the marketing style language in your description of Ryan Garland's experience such as references to his unparalleled ability and stellar career. Also, provide support for your claims regarding his ability to establish relationships with high-net-worth clientele, his passion for distressed assets, his being ranked #1 Top Originator in California for four years during this time period and being voted top producer in the nation for five years. Also revise to provide the disclosure required by Item 401(e) of Regulation S-K. We may have further comment.

5. Please clarify the role of John Finton and provide support for the claim that he still owns the title of being the number one luxury home builder in the world.

Certain Relationships and Related Party Transactions, page 66

6. We note the changes made to this section. You appear to refer to Paradyme Asset Management, LLC as the Manager and also as controlling the Manager. Please revise as appropriate. Also revise to indicate that Ryan Garland is the CEO of the Manager, Paradyme Asset Management, LLC, and controls the Manager.

Part III - Exhibits
Exhibit 5 - Legality Opinion, page 70

7. Please revise the Trowbridge Sidoti legality opinion to indicate that the legality opinion is opining on California law.

Financial Statements, page F-1

8. Please update your financial statements in accordance with Form 1-A, Part F/S, paragraph (b)(3)(A).

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jillian Sidoti, Esq.